Exhibit 99.1

Exhibit 99.1
WIPRO LIMITED
Corporate Identification Number (CIN): L32102KA1945PLC020800
Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India. Phone: +91 80 2844 0011; Fax: +91 80 2844 0054; Email: corp-secretarial@wipro.com;
Website: www.wipro.com, Company Secretary and Compliance Officer: Mr. M Sanaulla Khan
PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED FOR THE BUYBACK OF EQUITY SHARES THROUGH TENDER OFFER UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018, AS AMENDED.
This Public Announcement (the “Public Announcement”) is being made pursuant to the provisions of Regulation 7(i) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”) and contains the disclosures as specified in Schedule II of the Buyback Regulations.
OFFER FOR BUYBACK OF UP TO 32,30,76,923 (THIRTY TWO CRORES THIRTY LAKHS SEVENTY SIX THOUSAND NINE HUNDRED AND TWENTY THREE) FULLY PAID UP EQUITY SHARES OF THE COMPANY OF FACE VALUE OF Rs. 2/- (RUPEES TWO ONLY) EACH (“EQUITY SHARES”) AT A PRICE OF Rs. 325/- (RUPEES THREE HUNDRED AND TWENTY FIVE ONLY) PER EQUITY SHARE ON A PROPORTIONATE BASIS THROUGH THE TENDER OFFER PROCESS.
Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row.
1. DETAILS OF THE BUYBACK OFFER AND OFFER PRICE
1.1 The board of directors of Wipro Limited (the “Company”) (the board of directors of the Company hereinafter referred to as the “Board”, which expression shall include any committee constituted and authorized by the Board to exercise its powers), at their meeting held on April 16, 2019 (the “Board Meeting”) has, subject to the approval of the shareholders of the Company by way of a special resolution through a postal ballot/ e-voting, pursuant to the provisions of Article 8.2 of the Articles of Association of the Company, Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Companies Act”), the Companies (Share Capital and Debentures) Rules, 2014, to the extent applicable, and in compliance with the Buyback Regulations and subject to such approvals of statutory, regulatory or governmental authorities as may be required under applicable laws, approved the buyback by the Company of up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) Equity Shares representing up to 5.35% of the total issued and paid-up Equity Share capital of the Company at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share (the “Buyback Price”) payable in cash for an aggregate consideration of up to Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only) (“Buyback Size”), which is 23.03% of the aggregate of the fully paid-up Equity Share capital and free reserves of the Company as per the latest audited standalone balance sheet as at March 31, 2019, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, from all of the shareholders of the Company who hold Equity Shares as of the Record Date (as defined below) (“Buyback”).
1.2 The shareholders of the Company approved the Buyback, by way of a special resolution, through postal ballot (including e-voting) pursuant to the postal ballot notice dated April 16, 2019 (the “Postal Ballot Notice”), the results of which were announced on June 3, 2019.
1.3 The Buyback Size does not include any transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to Securities and Exchange Board of India (“SEBI”), advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.
1.4 The Equity Shares are listed on the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”) (hereinafter together referred to as the “Stock Exchanges”). The Company’s American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), are traded in the U.S. on the New York Stock Exchange (the “NYSE”).
1.5 In addition to the regulations/statutes referred to in paragraph 1.1 above, the Buyback is also in accordance with the Companies (Management and Administration) Rules, 2014, to the extent applicable and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended. The Buyback shall be undertaken on a proportionate basis from the equity shareholders of the Company as on the Record Date (as defined below) (“Eligible Shareholders”) through the tender offer process prescribed under Regulation 4(iv)(a) of the Buyback Regulations. Additionally, the Buyback shall be subject to applicable laws, implemented by tendering of Equity Shares by Eligible Shareholders and settlement of the same through the stock exchange mechanism as specified by SEBI in its circular bearing reference number CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with the circular bearing reference number CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, as amended from time to time (“SEBI Circulars”). In this regard, the Company will request BSE and NSE to provide the acquisition window for facilitating tendering of Equity Shares under the Buyback. For the purposes of this Buyback, BSE will be the designated stock exchange.
1.6 Participation in the Buyback by Eligible Shareholders may trigger capital gains taxation in India and in their country of residence. The transaction of Buyback would also be chargeable to securities transaction tax in India. In due course, Eligible Shareholders will receive a letter of offer, which will contain a more detailed note on taxation.
However, in view of the particularized nature of tax consequences, the Eligible Shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback.
1.7 A copy of this Public Announcement is available on the website of the Company at www.wipro.com and is expected to be available on the website of the SEBI at www.sebi.gov.in during the period of Buyback and on the website of the Stock Exchanges at www.bseindia.com and www.nseindia.com, respectively.
2. NECESSITY OF THE BUYBACK
2.1. The Buyback is being undertaken by the Company to return surplus funds to its equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost-efficient manner. The Buyback is being undertaken for the following reasons: i. The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby enhancing the overall returns to shareholders; ii. The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of up to 15% of the Buyback Size for “small shareholders” (as defined below). The Company believes that this reservation of up to 15% for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “small shareholders”; iii. The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and iv. The Buyback gives the Eligible Shareholders the choice to either (A) participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback, or (B) not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.
3. MAXIMUM NUMBER OF SECURITIES THAT THE COMPANY PROPOSES TO BUYBACK
3.1. The Company proposes to buyback up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) Equity Shares.
4. BUYBACK PRICE AND BASIS OF DETERMINING THE BUYBACK PRICE
4.1. The Equity Shares of the Company are proposed to be bought back at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share.
4.2. The Buyback Price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.
4.3. The Buyback Price represents a premium of 22.16% over the volume weighted average market price of the Equity Shares on the NSE for the 60 (sixty) trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 24.15% over the volume weighted average market price of the Equity Shares on the NSE for the 10 (ten) trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the date of intimation of the Board Meeting for considering the Buyback, being April 10, 2019, was Rs. 281/- (Rupees Two Hundred and Eighty One only) on both NSE and BSE.
4.4. The Buyback Price is at a premium of 297.03% of the book value per Equity Share of the Company, which as of March 31, 2019 was Rs. 81.86 (Rupees Eighty One and Eighty Six Paise only) per Equity Share.
4.5. The basic and diluted earnings per Equity Share of the Company prior to the Buyback, for the year ended March 31, 2019 was Rs. 12.67 (Rupees Twelve and Sixty Seven Paise only) and Rs. 12.64 (Rupees Twelve and Sixty Four Paise only) per Equity Share, respectively. Assuming full acceptance under the Buyback, the basic and diluted earnings per Equity Share of the Company will be Rs. 13.39 (Rupees Thirteen and Thirty Nine Paise only) and Rs. 13.36 (Rupees Thirteen and Thirty Six Paise only) per Equity Share post the Buyback, respectively, without factoring in any impact in the statement of profit & loss due to reduction in cash.
4.6. The return on net worth of the Company was 15.42% for the year ended March 31, 2019, which will increase to 19.58% post Buyback assuming full acceptance of the Buyback, without factoring in any impact in the statement of profit & loss due to reduction in cash.
5. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP
CAPITAL AND FREE RESERVES
5.1. The maximum amount required for Buyback will not exceed Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only), excluding transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the SEBI, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.
5.2. The maximum amount mentioned aforesaid is 23.03% of the aggregate of the fully paid-up equity share capital and free reserves as per the latest audited standalone balance sheet of the Company as at March 31, 2019, which is within the prescribed limit of 25%.
6. DETAILS OF HOLDING AND TRANSACTIONS IN THE SHARES OF THE COMPANY
6.1. The aggregate shareholding of the (i) promoter and promoter group of the Company (“Promoter and Promoter Group”) and persons in control, (ii) Directors of companies which are a part of the Promoter and Promoter Group, and (iii) Directors and Key Managerial Personnel of the Company as on the date of the Board Meeting and the Postal Ballot Notice, i.e., April 16, 2019, are as follows:
(i) Aggregate shareholding of the Promoter and Promoter Group and persons who are in control as on the date of the Board Meeting and the date of the Postal Ballot Notice, i.e., April 16, 2019:
Sl. No. Name of Shareholder No. of Equity Shares % Shareholding
1. Azim H Premji 24,90,80,265 4.13
2. Yasmeen A Premji 28,33,776 0.05
3. Rishad Azim Premji 18,31,109 0.03
4. Tariq Azim Premji 7,06,666 0.01
5. Mr. Azim Hasham Premji Partner Representing Hasham Traders 98,92,15,999 16.39
6. Mr. Azim Hasham Premji Partner Representing Prazim Traders 1,18,77,51,441 19.68
7. Mr. Azim Hasham Premji Partner Representing Zash Traders 1,20,43,19,438 19.96
8. Hasham Investment & Trading Co. Private Limited 15,01,328 0.02
9. Azim Premji Philanthropic Initiatives Private Limited (1)
2,08,08,209 0.34
10. Azim Premji Trust (2) 79,79,48,834 13.22
Total 4,45,59,97,065 73.85
Note:
1. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.
(ii) Aggregate shareholding of the Directors of companies which are a part of the Promoter and Promoter Group, as on the date of the Board Meeting and the date of the Postal Ballot Notice, i.e., April 16, 2019:
Sl. No. Name of Shareholder No. of Equity Shares % Shareholding
1. Azim H Premji 24,90,80,265 4.13
2. Yasmeen A Premji 28,33,776 0.05
3. Rishad Azim Premji 18,31,109 0.03
4. Tariq Azim Premji 7,06,666 0.01
5. Pagalthivarthi Srinivasan 1,28,253 0.00
6. Priya Mohan Sinha 99,661 0.00
7. Lakshminarayana Ramanathan Kollengode 19,397 0.00
8. Sharad Chandra Behar - -
Total 25,46,99,127 4.22
(iii) Aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Board Meeting and the date of the Postal Ballot Notice, i.e., April 16, 2019:
Sl. No. Name of Shareholder Designation No. of Equity Shares % Shareholding
1. Azim H Premji Chairman and Managing Director 24,90,80,265 4.13
2. N Vaghul Independent Director - -
3. Dr. Ashok S Ganguly Independent Director 4,978 0.00
4. M K Sharma Independent Director - -
5. William Arthur Owens Independent Director - -
6. Ireena Vittal Independent Director - -
7. Dr. Patrick John Ennis Independent Director - -
8. Patrick Dupuis Independent Director - -
9. Arundhati Bhattacharya Independent Director - -
10. Abidali Z Neemuchwala CEO and Executive Director 4,26,666* 0.01
11. Rishad A Premji Executive Director and Chief Strategy Officer 18,31,109 0.03
12. Jatin Pravinchandra Dalal Chief Financial Officer 23,850 0.00
13. M Sanaulla Khan Company Secretary 16,000 0.00
Total 25,13,82,868 4.17
*Held as ADRs representing equivalent underlying equity shares.
(iv) Aggregate shares purchased or sold by the Promoter and Promoter Group, persons in control, Directors of companies which are a part of the Promoter and Promoter Group and Directors and Key Managerial Personnel of the Company during a period of six months preceding the date of the Board Meeting at which the Buyback was approved and the date of the Postal Ballot Notice, i.e., April 16, 2019:
(a) Aggregate of shares purchased or sold by the Promoter and Promoter Group and persons who are in control:
Sl. No. Name of Shareholder No. of Equity Shares Acquired/ Sold Nature of Transaction Date of Allotment/ Transaction
1. Azim H Premji 6,22,70,065 Bonus Issue* March 8, 2019
2. Yasmeen A Premji 7,08,444 Bonus Issue* March 8, 2019
3. Rishad Azim Premji 4,57,777 Bonus Issue* March 8, 2019
4. Tariq Azim Premji 1,76,666 Bonus Issue* March 8, 2019
5. Mr. Azim Hasham Premji Partner Representing Hasham Traders
24,73,03,999 Bonus Issue* March 8, 2019
6. Mr. Azim Hasham Premji Partner Representing Prazim Traders
29,69,37,859 Bonus Issue* March 8, 2019 7. Mr. Azim Hasham Premji Partner Representing Zash Traders 30,10,79,858 Bonus Issue* March 8, 2019
8. Hasham Investment & Trading Co. Private Limited 3,75,332 Bonus Issue* March 8, 2019
9. Azim Premji Philanthropic Initiatives Private Limited (1)
52,02,052 Bonus Issue* March 8, 2019
10. Azim Premji Trust (2)
20,61,53,875 Bonus Issue* March 8, 2019
11. Azim Premji Trust 2,66,66,667 Market Sale(3) March 8, 2019
Note: * Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.
1. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.
3. Azim Premji Trust sold 2,66,66,667 equity shares through market sale on BSE on March 8, 2019 at a maximum price of Rs. 261.70 per equity share and a minimum price of Rs.256.00 per equity share.
(b) Aggregate shares purchased or sold by the Directors of companies which are part of the Promoter and Promoter Group:
Sl. No. Name of Shareholder No. of Equity Shares Acquired Nature of Transaction Date of Allotment/ Transaction
1. Azim H Premji 6,22,70,065 Bonus Issue* March 8, 2019
2. Yasmeen A Premji 7,08,444 Bonus Issue* March 8, 2019
3. Rishad Azim Premji 4,57,777 Bonus Issue* March 8, 2019
4. Tariq Azim Premji 1,76,666 Bonus Issue* March 8, 2019
5. Pagalthivarthi Srinivasan 720 Transmission** of Shares November 29, 2018 32,063 Bonus Issue* March 8, 2019
6. Priya Mohan Sinha 24,915 Bonus Issue* March 8, 2019
7. Lakshminarayana Ramanathan Kollengode 4,849 Bonus Issue* March 8, 2019
8. Sharad Chandra Behar - -
* Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.
** Equity shares acquired in physical form through transmission and subsequently dematerialised. Since the equity shares were acquired pursuant to a share transmission, there was no price paid for their acquisition.
(c) Aggregate shares purchased or sold by the Directors and Key Managerial Personnel of the Company:
Sl. No. Name of Shareholder No. of Equity Shares Nature of Transaction Date of Allotment/ Transaction Price
1. Azim H Premji 6,22,70,065 Bonus Issue March 8, 2019 NA*
2. Dr. Ashok S Ganguly 1,244 Bonus Issue March 8, 2019 NA*
3. Abidali Z Neemuchwala 1,60,000** Exercise of ADS Restricted Stock Units (RSUs) December 19, 2018 $0.05 per ADS RSU 1,06,666** Bonus Issue March 8, 2019 NA*
4. Rishad Azim Premji 4,57,777 Bonus Issue March 8, 2019 NA*
5. Jatin Pravinchandra Dalal 5,962 Bonus Issue March 8, 2019 NA*
6. M Sanaulla Khan 12,000 Exercise of RSUs January 11, 2019 Rs. 2 per Equity Share 4,000 Bonus Issue March 8, 2019 NA*
* Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.
**Held as ADRs representing equivalent underlying equity shares.
There are 3,47,68,652 (Three Crores Forty Seven Lakhs Sixty Eight Thousand Six Hundred and Fifty Two) outstanding ESOPs/RSUs granted by the Company as at March 31, 2019.
7. INTENTION OF PROMOTER AND PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY
TO PARTICIPATE IN BUYBACK
7.1. In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have an option to participate in the Buyback. In this regard, the Promoter and Promoter Group entities and persons in control of the Company have expressed their intention to participate in the Buyback vide their letters dated April 16, 2019 and may tender up to an aggregate maximum of 4,37,14,64,533 (Four Hundred and Thirty Seven Crores Fourteen Lakhs Sixty Four Thousand Five Hundred and Thirty Three) or such lower number of Equity Shares in accordance with the provisions of the Buyback Regulations. Please see below the maximum number of Equity Shares proposed to be tendered by each of the Promoter and Promoter Group as well as persons in control of the Company:
Sl. No. Name of the Promoter and Promoter Group entity Maximum Number of Equity Shares intended to be offered
1. Azim H Premji 16,45,47,733
2. Yasmeen A Premji 28,33,776
3. Rishad Azim Premji 18,31,109
4. Tariq Azim Premji 7,06,666
5. Mr. Azim Hasham Premji Partner Representing Hasham Traders 98,92,15,999
6. Mr. Azim Hasham Premji Partner Representing Prazim Traders 1,18,77,51,441
7. Mr. Azim Hasham Premji Partner Representing Zash Traders 1,20,43,19,438
8. Hasham Investment and Trading Co. Private Limited 15,01,328
9. Azim Premji Philanthropic Initiatives Private Limited (1)
2,08,08,209
10. Azim Premji Trust (2) 79,79,48,834 Total 4,37,14,64,533
Note:
1. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.
7.2. The Buyback will not result in any benefit to Promoter and Promoter Group or any Directors of the Company except to the extent of the cash consideration received by them from the Company pursuant to their respective participation in the Buyback in their capacity as equity shareholders of the Company, and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to reduction in the equity share capital of the Company post Buyback.
7.3. The details of the date and price of acquisition of the Equity Shares that the Promoter and Promoter Group intend to tender are set-out below:
i. Azim H Premji
Date of Transaction Nature of Transaction No. of Equity Shares Face Value (Rs.) Issue/Acquisition Price (Rs.) Consideration (Cash, other than cash etc.)
January 22, 1998 Bonus 61,70,540(1) 2 - - June 29, 2004 Bonus 1,23,41,080 2 - - August 24, 2005 Bonus 1,85,11,620 2 - - June 17, 2010 Bonus 2,46,82,160 2 - - June 15, 2017 Bonus 6,17,05,400 2 - - March 8, 2019 Bonus 4,11,36,933 2 - -
Total 16,45,47,733
Note:
1. Originally allotted 12,34,108 (Twelve Lakhs Thirty Four Thousand One Hundred and Eight) equity shares of Rs. 10/- (Rupees Ten only) each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.
ii. Yasmeen A Premji
Date of Transaction Nature of Transaction No. of Equity Shares Face Value (Rs.) Issue/Acquisition Price (Rs.) Consideration (Cash, other than cash etc.)
June 30, 1997 Gift 3,200(1) 2 - - January 22, 1998 Bonus 46,400(2) 2 - - February 24, 2000 Gift 40,000 2 - - June 29, 2004 Bonus 2,19,200 2 - - August 24, 2005 Bonus 3,28,800 2 - - June 17, 2010 Bonus 4,25,066 2 - - June 15, 2017 Bonus 10,62,666 2 - - March 8, 2019 Bonus 7,08,444 2 - -
Total 28,33,776
Note:
1. Originally received 640 (Six Hundred and Forty) equity shares of Rs. 10/- (Rupees Ten only) each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.
2. Originally allotted 9,280 (Nine Thousand Two Hundred and Eighty) equity shares of Rs. 10/- (Rupees Ten only) each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.
iii. Rishad Azim Premji
Date of Transaction Nature of Transaction No. of Equity Shares Face Value (Rs.) Issue/Acquisition Price (Rs.) Consideration (Cash, other than cash etc.)
August 24, 2005 Bonus 3,08,000 2 - - June 17, 2010 Bonus 3,78,666 2 - - June 15, 2017 Bonus 6,86,666 2 - - March 8, 2019 Bonus 4,57,777 2 - -
Total 18,31,109
iv. Tariq Azim Premji
Date of Transaction Nature of Transaction No. of Equity Shares Face Value (Rs.) Issue/Acquisition Price (Rs.) Consideration (Cash, other than cash etc.)
June 30, 1997 Gift 26,500(1) 2 - - June 29, 2004 Bonus 53,000 2 - - August 24, 2005 Bonus 79,500 2 - - June 17, 2010 Bonus 1,06,000 2 - - June 15, 2017 Bonus 2,65,000 2 - - March 8, 2019 Bonus 1,76,666 2 - -
Total 7,06,666
Note:
1. Originally received 5,300 (Five Thousand and Three Hundred) equity shares of Rs. 10/- (Rupees Ten only) each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.
v. Mr. Azim Hasham Premji Partner Representing Hasham Traders
Date of Transaction Nature of Transaction No. of Equity Shares Face Value (Rs.) Issue/Acquisition Price (Rs.) Consideration (Cash, other than cash etc.)
August 24, 2005 Bonus 15,34,50,000 2 - - June 17, 2010 Bonus 21,75,06,000 2 - - June 15, 2017 Bonus 37,09,56,000 2 - - March 8, 2019 Bonus 24,73,03,999 2 - -
Total 98,92,15,999
vi. Mr. Azim Hasham Premji Partner Representing Prazim Traders
Date of Transaction Nature of Transaction No. of Equity Shares Face Value (Rs.) Issue/Acquisition Price (Rs.) Consideration (Cash, other than cash etc.)
June 29, 2004 Bonus 4,89,99,500(1) 2 - - August 24, 2005 Bonus 16,25,08,500 2 - - June 17, 2010 Bonus 21,66,78,000 2 - - March 19, 2013 Block Trade inter-se purchase from Hasham Traders 97,20,791 2 440.05 Cash June 15, 2017 Bonus 45,29,06,791 2 -- March 8, 2019 Bonus 29,69,37,859 2 - -
Total 1,18,77,51,441
Note:
1. Originally received 6,39,99,500 equity shares of Rs. 2/- each as bonus, out of which 1,50,00,000 equity shares were tendered and accepted pursuant to buyback by the Company on December 19, 2017 at a price of Rs. 320/- per equity share.
vii. Mr. Azim Hasham Premji Partner Representing Zash Traders
Date of Transaction Nature of Transaction No. of Equity Shares Face Value (Rs.) Issue/Acquisition Price (Rs.) Consideration (Cash, other than cash etc.)
June 29, 2004 Bonus 6,36,13,400 2 - - August 24, 2005 Bonus 16,21,22,400 2 - - June 17, 2010 Bonus 21,61,63,200 2 - - March 19, 2013 Block Trade inter-se purchase fromHasham Traders 97,20,790 2 440.05 Cash June 15, 2017 Bonus 45,16,19,790 2 - - March 8, 2019 Bonus 30,10,79,858 2 - -
Total 1,20,43,19,438
viii. Hasham Investment and Trading Co. Private Limited
Date of Transaction Nature of Transaction No. of Equity Shares Face Value (Rs.) Issue/Acquisition Price (Rs.) Consideration (Cash, other than cash etc.)
July 7, 2015 Shares received under court approved scheme of amalgamation 5,62,998 2 - -
June 15, 2017 Bonus 5,62,998 2 - - March 8, 2019 Bonus 3,75,332 2 - -
Total 15,01,328
ix. Azim Premji Philanthropic Initiatives Private Limited
Date of Transaction Nature of Transaction No. of Equity Shares Face Value (Rs.) Issue/Acquisition Price (Rs.) Consideration (Cash, other than cash etc.)
August 24, 2005 Bonus 11,98,869(1) 2 - - June 17, 2010 Bonus 43,37,333 2 - - June 15, 2017 Bonus 1,00,69,955 2 - - March 8, 2019 Bonus 52,02,052 2 - - Total 2,08,08,209 (2)
Note:
1. Originally allotted 42,25,500 equity shares of Rs. 2/- each as bonus. Aggregate of 45,33,753 equity shares were tendered and accepted under the buyback by the Company on December 19, 2017 at a price of Rs. 320/- per equity share, of which 30,26,631 equity shares were part of the aforesaid allotment.
2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
x. Azim Premji Trust
Date of Transaction Nature of Transaction No. of Equity Shares Face Value (Rs.) Issue/Acquisition Price (Rs.) Consideration (Cash, other than cash etc.)
February 22, 2013 Gift 19,27,29,318(1) 2 - - June 15, 2017 Bonus 39,90,65,641 2 - - March 8, 2019 Bonus 20,61,53,875 2 - -
Total 79,79,48,834 (2)
Note:
1. Originally received 29,55,27,000 equity shares of Rs. 2/- each as gift. Aggregate of 17,96,69,656 equity shares were tendered and accepted under the buyback by the Company on December 19, 2017 at a price of Rs. 320/- per equity share, of which 7,61,31,015 equity shares were part of the aforesaid allotment. Further, 2,66,66,667 equity shares were sold through market sale on BSE on March 8, 2019 at a maximum price of Rs. 261.70 per equity share and a minimum price of Rs.256.00 per equity share.
2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.
8. Confirmations from the Company as per the provisions of the Buyback Regulations and the Companies Act: a. all the Equity Shares of the Company are fully paid-up; b. the Company shall not issue any Equity Shares or specified securities, including by way of bonus, from the date of declaration of results of the postal ballot for special resolution passed by the shareholders approving the proposed Buyback until the date of expiry of the Buyback period; c. the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations; d. the Company shall not withdraw the Buyback after the draft letter of offer is filed with SEBI or the Public Announcement of the Buyback offer is made; e. the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares until the pendency of the lock-in or till the Equity Shares become transferable; f. the Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited balance sheet; g. there are no defaults subsisting in the repayment of any deposits (including interest payable thereon), redemption of debentures or preference shares, payment of dividend or repayment of any term loans to any financial institution or banks (including interest payable thereon). h. the Company shall not buyback its Equity Shares from any person through a negotiated deal whether on or off the Stock Exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback; i. the Company has been in compliance with Sections 92, 123, 127 and 129 of the Companies Act; j. the aggregate amount of the Buyback i.e. up to Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores Only) does not exceed 25% of the aggregate of the total paid-up capital and free reserves of the Company as per the latest audited standalone balance sheet of the Company as at March 31, 2019; k. the maximum number of Equity Shares proposed to be purchased under the Buyback, i.e., up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) Equity Shares, does not exceed 25% of the total number of Equity Shares in the paid-up Equity Share capital as per the latest audited standalone balance sheet of the Company as at March 31, 2019; l. the Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback period; m. the Company has obtained an order dated February 15, 2019 bearing reference number WTM/GM/CFD/90/2018 - 19 issued by SEBI (the “SEBI Order”), pursuant to which SEBI has granted an exemption/relaxation to the Company from compliance with the requirements of Regulation 24(ii) of the Buyback Regulations (which restricts a company from making a public announcement of a buyback during the pendency of a scheme of amalgamation or compromise or arrangement) in the context of the scheme of amalgamation of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, Newlogic Technologies SARL, Appirio India Cloud Solutions Private Limited and the Company (the “Scheme”). The conditions set out in paragraph 8 of the SEBI Order are complied with. Subsequently, the Hon’ble National Company Law Tribunal has vide order no. CP(CAA)No.61/BB/2018 dated March 29, 2019 approved the Scheme. n. further to the aforesaid, there is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Companies Act, as on date; o. the Company shall not directly or indirectly purchase its Equity Shares through any subsidiary company including its own subsidiary companies or through any investment company or group of investment companies; and p. the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves after the Buyback
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9. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:
a. that immediately following the date on which the meeting of the board of directors is convened, i.e. April 16, 2019 or following the date on which the result of shareholders’ resolution will be declared (“Postal Ballot Resolution”), approving the Buyback, there will be no grounds on which the Company could be found unable to pay its debts; b. that as regards the Company’s prospects for the year immediately following the date on which the meeting of the board of directors is convened, i.e. April 16, 2019 or the Postal Ballot Resolution that, having regard to the Board’s intention with respect to the management of Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting i.e. April 16, 2019 or the Postal Ballot Resolution; and c. that in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Companies Act 1956, Companies Act, 2013 or the Insolvency and Bankruptcy Code, 2016 (including prospective and contingent liabilities). 10. INFORMATION FOR ADS HOLDERS (i) Equity Share Withdrawal Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the Record Date (as defined below). They, therefore, need to (i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the record date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (a “Brokerage Account”) prior to the Record Date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank N.A., as the ADR depositary (the “Depositary”) for cancellation and withdraw the underlying Equity Shares no later than 3 (three) New York business days prior to the Record Date (“Equity Share Withdrawal”) and (iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the offering period for the Buyback commences. A registered holder of ADSs may surrender such ADSs to the Depositary for cancellation along with requisite fees and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees to the Depositary and provide the Depositary with the Withdrawal Order. The Depositary will charge such holder a fee of U.S. $0.05 for each ADS surrendered for cancellation and may have other requirements before it permits withdrawal of Equity Shares. These fees are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback. Each holder of ADSs that wishes to effect an Equity Share Withdrawal will be responsible for setting up its Brokerage Account, including providing any necessary documentation and know your customer documentation, and may incur customary fees, charges and expenses in connection therewith. The Depositary will not assist ADS holders or other persons in establishing Brokerage Accounts in India. You must be a holder of Equity Shares as of the Record Date to participate in the Buyback. Equity Shares trade on the Stock Exchanges and cannot be traded on the U.S. exchange, i.e., the NYSE. Due to uncertainties under India law and the terms of the deposit agreement, upon withdrawal of the Equity Shares underlying the ADSs, an equity holder currently cannot re-deposit the Equity Shares into the ADR program to receive ADSs. There is no guarantee that any ADS holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected. (ii) Buyback Price and Foreign Exchange Considerations The Buyback Price is at a premium of 13.59% over the volume weighted average price of an ADS on the NYSE for the 60 trading days preceding the date of the notice to the Indian Stock Exchanges of the Board meeting to consider the proposal of the Buyback, i.e., April 10, 2019. The Buyback Price is at a premium of 14.82% over the volume weighted average market price of an ADS on the NYSE for 10 trading days preceding the date of the notice to the Indian Stock Exchanges of the Board meeting to consider the proposal of the Buyback, i.e., April 10, 2019. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of Rs. 69.51 (Rupees Sixty Nine and Fifty One Paise Only) per USD as published by the Federal Reserve Board of Governors on April 16, 2019. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback. Participating in the Buyback may result in ADS holders receiving less proceeds than what they could have received, had they sold the ADSs on the NYSE. (iii) Tax and Regulatory Considerations Participation in the Buyback may trigger additional Indian capital gains taxation and other substantial burdens that would not be applicable to sales of ADSs on the NYSE. ADS holders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback and requesting that the Depositary effect an Equity Share Withdrawal, including advice related to any related regulatory approvals and U.S., Indian and other tax considerations. In addition, prior to submitting any ADSs for withdrawal, ADS holders are advised to confirm that they have a Brokerage Account in India that can take delivery of the Equity Shares. Special notice to security holders in the United States The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable. 11. The text of the report dated April 16, 2019 of Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board is reproduced below: To, The Board of Directors Wipro Limited Doddakannelli, Sarjapur Road, Bangalore - 560035 Dear Sirs /Madam, Subject: Statutory Auditor’s report in respect of proposed buyback of equity shares by Wipro Limited (‘the Company’) in terms of clause (xi) of Schedule I of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018 (as amended) (“Buyback Regulations”). 1. This Report is issued in accordance with the terms of our engagement letter dated July 19, 2018. 2. The Board of Directors of Wipro Limited (the “Company”) have approved a proposal for buy-back of equity shares by the Company (subject to the approval of its shareholders) at its meeting held on April 16, 2019 in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 as amended (“the Act”) and the Buyback Regulations. 3. We have been requested by the Management of the Company to provide a report on the accompanying statement of permissible capital payment (including premium) (“Annexure A”) as at March 31, 2019 (hereinafter referred to as the “Statement”) prepared by the management of the Company, which we have initialed for identification purposes only. Management’s Responsibility for the Statement 4. The preparation of the statement in accordance with Section 68(2)(c) of the Act, Regulation 4(i) of the Buyback Regulations and in compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment (including premium), the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances. Auditors Responsibility 5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that: i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at and for the three months and year ended on March 31, 2019. ii. the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at and for the three months and year ended on March 31, 2019 in accordance with Section 68(2) of the Act and Regulation 4(i) of the Buyback Regulations; and iii. the Board of Directors of the Company, in their meeting held on April 16, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the SEBI Buyback Regulations, on reasonable grounds and that the Company, having regard to its state of affairs, will not be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared. 6. The interim condensed standalone financial statements referred to in paragraph 5 above have been audited by us, on which we have issued an unmodified audit opinion vide our report dated April 16, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (“the Standards”) and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (the “ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. 7. We conducted our examination of the Statement in accordance with the Guidance note on Audit Reports and Certificates for Special Purposes, issued by the ICAI (“Guidance Note”). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI. 8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services engagements. Opinion 9. Based on enquiries conducted and our examination as above, we report that: i) We have enquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for the three months and year ended on March 31, 2019 which has been approved by the Board of Directors of the Company on April 16, 2019. ii) The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith as Annexure A, in our view has been properly determined in accordance with Section 68(2)(c) of the Act and Regulation 4(i) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for three months and year ended on March 31, 2019. iii) The Board of Directors of the Company, in their meeting held on April 16, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board meeting resolution dated April 16, 2019 and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared. Restriction on Use 10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act, and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buy-back to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to JM Financial Limited (“the managers”), each for the purpose of extinguishment of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Vikas Bagaria (Partner) (Membership No. 60408) Place : Bengaluru Date : April 16, 2019 UDIN : 19060408AAAAAI8805 Annexure A Wipro Limited Computation of amount of permissible capital payment towards buy back of equity shares in accordance with section 68(2)(c) of the Companies Act, 2013 (“the Act”) based on audited interim condensed standalone financial statements as at and for the year ended March 31, 2019: Particulars Amount (In Rs. Lakhs) Paid-up Equity Share Capital as at March 31, 2019 (A) 120,679 Free Reserves as at March 31, 2019 - Retained Earnings 4,437,910 - Share Premium Account 1,453 Total Free Reserves (B) 4,439,363 Total (A + B) 4,560,042 Maximum amount permissible for the buyback i.e. 25% of total paid-up equity capital and free reserves 1,140,010 12. RECORD DATE AND SHAREHOLDER’S ENTITLEMENT 12.1. As required under the Buyback Regulations, the Company has fixed Friday, June 21, 2019 as the record date (the “Record Date”) for the purpose of determining the entitlement and the names of the equity shareholders who are eligible to participate in the Buyback. 12.2. The Equity Shares to be bought back as part of the Buyback are divided into two categories: i. Reserved category for small shareholders; and ii. General category for all other shareholders. 12.3. As defined in Regulation 2(i)(n) of the Buyback Regulations, a “small shareholder” is a shareholder who holds equity shares having market value, on the basis of closing price on the stock exchange having highest trading volume as on Record Date, of not more than Rs. 2,00,000/- (Rupees Two Lakhs only). 12.4. In accordance with Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of small shareholders as on the Record Date, whichever is higher, shall be reserved for the small shareholders as part of this Buyback. 12.5. On the basis of the shareholding on the Record Date, the Company will determine the entitlement of each Eligible Shareholder, including small shareholders, to tender their Equity Shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholder on the Record Date and the ratio of the Buyback applicable in the category to which such shareholder belongs. The final number of Equity Shares that the Company will purchase from each Eligible Shareholder will be based on the total number of Equity Shares tendered. Accordingly, the Company may not purchase all of the Equity Shares tendered by an Eligible Shareholder. 12.6. In accordance with Regulation 9(ix) of the Buyback Regulations, in order to ensure that the same shareholders with multiple demat accounts/folios do not receive a higher entitlement under the small shareholder category, the Company will club together the equity shares held by such shareholders with a common Permanent Account Number (PAN) for determining the category (small shareholder or general) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the equity shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical, the Company will club together the equity shares held in such cases. Similarly, in case of physical shareholders where PAN is not available, the Company will check the sequence of names of the joint holders and club together the equity shares held in such cases where the sequence of name of joint shareholders is identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these Equity Shares are held for different schemes and have a different demat account nomenclature based on information prepared by the registrar and transfer agent (the “Registrar”) as per the shareholder records received from the depositories. 12.7. After accepting the Equity Shares tendered on the basis of entitlement, the Equity Shares left to be bought back, if any, in one category shall first be accepted, in proportion to the Equity Shares tendered over and above their entitlement in the offer by Eligible Shareholders in that category, and thereafter from Eligible Shareholders who have tendered over and above their entitlement in other category. 12.8. The participation of Eligible Shareholders in the Buyback is voluntary. Eligible Shareholders can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholders may also accept a part of their entitlement. Eligible Shareholders also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other Eligible Shareholders, if any. If the Buyback entitlement for any shareholder is not a round number, then the fractional entitlement shall be ignored for computation of entitlement to tender Equity Shares in the Buyback. 12.9. The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the Eligible Shareholder as on the Record Date. In case the Eligible Shareholder holds Equity Shares through multiple demat accounts, the tender through a demat account cannot exceed the number of Equity Shares held in that demat account. 12.10. The Equity Shares tendered as per the entitlement by the Eligible Shareholder as well as additional Equity Shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations. The settlement of the tenders under the Buyback will be done using the “Mechanism for acquisition of shares through Stock Exchange” notified under the SEBI Circulars. Eligible Shareholders will receive a letter of offer along with a tender/offer form indicating their respective entitlement for participating in the Buyback. 12.11. Participation in the Buyback by shareholders may trigger capital gains taxation in India and in their country of residence. The Buyback transaction would also be subject to securities transaction tax in India. The shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback. 12.12. Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant time table will be included in the letter of offer to be sent in due course to the Eligible Shareholders. 13. PROCESS AND METHODOLOGY FOR BUYBACK 13.1. The Buyback is open to all Eligible Shareholders (including holders of ADSs who submit the desired number of ADSs to the Depositary for cancellation and withdraw the underlying Equity Shares from the ADR program no later than 12:00 noon New York City time on June 17, 2019) and beneficial owners of the Company, holding Equity Shares in dematerialized form on the Record Date. 13.2. The Buyback shall be implemented using the “Mechanism for acquisition of shares through Stock Exchange” notified vide the SEBI Circulars and following the procedure prescribed in the Companies Act and the Buyback Regulations, and as may be determined by the Board and on such terms and conditions as may be permitted by law from time to time. 13.3. For implementation of the Buyback, the Company has appointed JM Financial Services Limited as the registered broker to the Company (the “Company’s Broker”) to facilitate the process of tendering of Equity Shares through the stock exchange mechanism for the Buyback through whom the purchases and settlements on account of the Buyback would be made by the Company. The contact details of the Company’s Broker are as follows: JM Financial Services Limited 5th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025, India. Tel: +91 22 6704 3000; Fax: +91 22 6761 7222
Contact Person: Mr. Kinnar Darji; Tel.: +91 22 6704 3503
Email: kinnar.darji@jmfl.com; Website: www.jmfinancialservices.in
SEBI Registration Number: INB-INF011054831 (BSE); INB/INE/INF231054835 (NSE)
Corporate Identification Number: U67120MH1998LC115415
13.4. The Company will request both Stock Exchanges to provide a separate acquisition window (“Acquisition Window”) to facilitate placing of sell orders by Eligible Shareholders who wish to tender Equity Shares in the Buyback. BSE will be the designated stock exchange for the purpose of this Buyback. The details of the Acquisition Window will be specified by the Stock Exchanges from time to time.
13.5. During the tendering period, the order for selling the Equity Shares will be placed in the Acquisition Window by Eligible Shareholders through their respective stock brokers (“Stock Brokers”) during normal trading hours of the secondary market.
13.6. Procedure to be followed by Eligible Shareholders holding Equity Shares in the dematerialised form:
i. Eligible Shareholders who desire to tender their Equity Shares in electronic form under the Buyback would have to do so through their respective Stock Broker by indicating the details of Equity Shares they intend to tender under the Buyback, to their Stock Broker.
ii. The Stock Broker would be required to place an order/bid on behalf of the Eligible Shareholders who wish to tender Equity Shares in the Buyback using the Acquisition Window of the Stock Exchanges. Before placing the bid, the Eligible Shareholder would be required to transfer the tendered Equity Shares to the special account of the Indian Clearing Corporation Limited or the National Securities Clearing Corporation (the “Clearing Corporation”), by using the early pay in mechanism as prescribed by the Stock Exchanges or the Clearing Corporation prior to placing the bid by the Stock Broker.
iii. The details of the special account of the Clearing Corporation shall be informed in the issue opening circular that will be issued by the Stock Exchanges/Clearing Corporation.
iv. For custodian participant orders for demat Equity Shares, early pay-in is mandatory prior to confirmation of order/bid by custodian. The custodian shall either confirm or reject the orders not later than the closing of trading hours on the last day of the tendering period. Thereafter, all unconfirmed orders shall be deemed to be rejected.
For all confirmed custodian participant orders, order modification shall revoke the custodian confirmation and the revised order shall be sent to the custodian again for confirmation.
v. Upon placing the bid, the Stock Broker shall provide a Transaction Registration Slip (“TRS”) generated by the exchange bidding system to the Eligible Shareholder. The TRS will contain the details of the order submitted like bid ID number, application number, DP ID, client ID, number of Equity Shares tendered, etc.
13.7. Equity Shares held in the Physical form:
In accordance with the proviso to regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in the dematerialized form with a depository. Accordingly, the Company will not be able to accept Equity Shares tendered in physical form in the Buyback. Shareholders are advised to approach the concerned depository participant to have their Equity Shares dematerialized before tendering their Equity Shares in the Buyback.
13.8. Modification/cancellation of orders will be allowed during the tendering period of the Buyback.
13.9. The cumulative quantity of Equity Shares tendered under the Buyback shall be made available on the website of the BSE (www.bseindia.com) and NSE (www.nseindia.com) throughout the trading session and will be updated at specific intervals during the tendering period.
13.10. METHOD OF SETTLEMENT
Upon finalization of the basis of acceptance as per Buyback Regulations:
i. The settlement of trades shall be carried out in the manner similar to settlement of trades in the secondary market.
ii. The Company will pay the consideration to the Company’s Broker who will transfer the funds pertaining to the Buyback to the Clearing Corporation’s bank accounts as per the prescribed schedule. For Equity Shares accepted under the Buyback, the Clearing Corporation will make direct funds payout to respective Eligible Shareholders. If Eligible Shareholders’ bank account details are not available or if the funds transfer instruction is rejected by the Reserve Bank of India/Eligible Shareholders’ bank, due to any reason, then such funds will be transferred to the concerned Stock Broker’s settlement bank account for onward transfer to such Eligible Shareholders.
iii. The Equity Shares bought back in demat form would be transferred directly to the demat account of the Company opened for the Buyback (“Company Demat Account”) provided it is indicated by the Company’s Broker or it will be transferred by the Company’s Broker to the Company Demat Account on receipt of the Equity Shares from the clearing and settlement mechanism of the Stock Exchanges.
iv. The Eligible Shareholders will have to ensure that they keep the depository participant (“DP”) account active and unblocked to receive credit in case of return of Equity Shares, due to rejection or due to non–acceptance of Equity Shares under the Buyback.
v. Excess demat Equity Shares or unaccepted demat Equity Shares, if any, tendered by the Eligible Shareholders will be returned to them by the Clearing Corporation.
vi. The Company’s Broker would also issue a contract note to the Company for the Equity Shares accepted under the Buyback.
vii. Eligible Shareholders who intend to participate in the Buyback should consult their respective Stock Broker for any cost, applicable taxes, charges and expenses (including brokerage) etc., that may be levied by the Stock Broker upon the selling shareholders for tendering Equity Shares in the Buyback (secondary market transaction). The Buyback consideration received by the Eligible Shareholders in respect of accepted Equity Shares could be net of such costs, applicable taxes, charges and expenses (including brokerage) and the Company accepts no responsibility to bear or pay such additional cost, charges and expenses (including brokerage) incurred solely by the Eligible Shareholders.
13.11. The Equity Shares lying to the credit of the Company Demat Account will be extinguished in the manner and following the procedure prescribed in the Buyback Regulations.
14. COMPLIANCE OFFICER
Investors may contact the Company Secretary of the Company for any clarifications or to address their grievances, if any, during office hours i.e., from 10.00 a.m. to 5.00 p.m. on all working days except Saturday, Sunday and public holidays, at the following address:
Mr. M Sanaulla Khan
Company Secretary, Wipro Limited,
Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India. Tel: +91 80 2844 0011 (ext: 226185); Fax: +91 80 2844 0054 Email: sanaulla.khan@wipro.com; Website: www.wipro.com
15. REGISTRAR TO THE BUYBACK/INVESTOR SERVICE CENTRE
In case of any queries, shareholders may also contact the Registrar to the Buyback or the Investor Relations team of the Company, during office hours i.e., from 10.00 a.m. to 5.00 p.m. on all working days except Saturday, Sunday and public holidays, at the following address:
Registrar to the Buyback
Karvy Fintech Private Limited
Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad 500 032, India.
Tel: +91 40 6716 2222; Fax: +91 40 2343 1551 Contact person: Mr. M. Murali Krishna Tel: +91 40 3321 5130 Email: wipro.buyback2019@karvy.com Website: https:\\karisma.karvy.com
SEBI Registration Number: INR00000221
Corporate Identification Number: U72400TG2017PTC117649
Company Investor Relations
Wipro Limited
Doddakannelli, Sarjapur Road, Bengaluru – 560 035, India. Tel: +91 80 2844 0011 (ext: 227139); Fax: +91 80 2844 0054 Contact person: Ms. Aparna C Iyer Email: iyer.aparna@wipro.com Website: www.wipro.com
16. MANAGER TO THE BUYBACK
JM FINANCIAL
JM Financial Limited
7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400 025, India.
Tel: +91 22 6630 3030; Fax: +91 22 6630 3330 Contact Person: Ms. Prachee Dhuri Email: wipro.buyback2019@jmfl.com Website: www.jmfl.com
SEBI Registration Number: INM000010361
Corporate Identification Number: L67120MH1986PLC038784
17. DIRECTOR’S RESPONSIBILITY
As per Regulation 24(i)(a) of the Buyback Regulations, the Board accepts responsibility for the information contained in this Public Announcement and confirms that such document contains true, factual and material information and does not contain any misleading information.
For and on behalf of the Board of Wipro Limited
Sd/- Azim H Premji Chairman and Managing Director (Director Identification Number (DIN): 00234280)
Sd/- Rishad A Premji Executive Director and Chief Strategy Officer Director Identification Number (DIN): 02983899)
Sd/- Jatin P Dalal Chief Financial Officer
Sd/- M Sanaulla Khan Company Secretary (Membership Number: F4129)
Date: June 4, 2019 Place: Bengaluru CONCEPT Size 32.9 x 39_cm